Mail Stop 6010


      September 20, 2005


Mr. Raanan Cohen
Chief Executive Officer
Scitex Corporation Ltd.
3 Azrieli Center
Triangular Tower 43rd Floor
Tel Aviv 67023
Israel

	Re:	Scitex Corporation Ltd.
      Form 20-F for the Year Ended December 31, 2004
      File No. 000-12332

Dear Mr. Cohen:

	We have completed our review of your Form 20-F and do not, at this time, have any further comments.

	 							Sincerely,



								Martin F. James
								Senior Assistant Chief
Accountant




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